We are inviting fans from around the world to invest in Highclere Castle Gin. As one of the fastest growing and most awarded gin brands in the world, Highclere Castle Gin is seeking investors and brand ambassadors to join in the legacy of Highclere Castle, known to many as the 'real Downton Abbey". We invite you to participate in this very rare and special opportunity and hope that you will share our link with your friends who may be Downton fans, Highclere Castle fans or lovers of our award-winning gin.

To learn more and reserve your position in the Highclere Castle Gin crowdfund, click here: ______

Due to the highly regulated nature of crowdfunds, we are restricted in what information we can communicate. All of the information that is essential to evaluating the offer can be found on our crowdfund website.

Regulation CF Testing the Waters Disclaimer

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Republic Invest · Learn Live tomorrow ● Raise capital Log in · Sign up

Highclere Castle Gin

Dominating the spirits industry with an award-winning gin.


HIGHCLERE CASTLE
GIN
96
96
96

Play

$61,350
Total reserved

92
Reservations

Reserve your spot now to ensure you can invest when Highclere Castle Gin starts the offering.

Reserve Highclere Castle Gin

$150 minimum investment

Highlights

Bonus perks

10+ employees

Company has 10 or more employees on payroll

$1M+ revenue

Company had over $1M in revenue in the past 12 months

$5M+ raised

Company has previously raised over $5M in capital

- Born from Highclere Castle, known to millions as "The Real Downton Abbey"
- Multiple 90+ scores with over 30 Gold & Platinum Awards
- 95% growth YTD (2020-2021)
- Available in 3,800+ premium restaurants, hotels and liquor stores (Jan '22)
- E-commerce in 40 US States, the UK and 27 EU countries
- Featured in Forbes, Fortune, Robb Report, People Magazine and others
- $6M+ in market retail sales since launch in 2019

Problem

The gin brand experience has been stale for decades

Do you know the story of Tanqueray, Bombay or Hendricks? Think carefully...

Neither do we. The majority of gins consumed are brands without story, passion, and most importantly authenticity; the gin brand experience has been stale for decades. Many mass market brands are akin to the "fast food" of spirits.

The craft movement is gaining market share because consumer trends favor products that don't have artificial ingredients, flavorings, sugar substitutes or colorings. Consumers desire sustainable production practices, responsible entrepreneurship and affordable luxury.

The gin market is exploding with growth yet lacks the vibrant brands to satiate market demand.

Solution

Highclere Castle Gin

An award-winning spirit that checks all the boxes

If Highclere Castle Gin launches an offering and you complete an investment, you may receive perks.

Reserve	Receive
$150	Raffle Drawing for a VIP trip for 2 to Highclere Castle (1 entry) See FAQ for raffle details Virtual Cocktail Masterclass
$500	Raffle Drawing for VIP trip for 2 to Highclere Castle (10 total entries) Classic Cocktail Booklet Virtual Cocktail Masterclass
$1,000	--MOST POPULAR-- Raffle Drawing for VIP trip for 2 to Highclere Castle (100 total entries) Virtual Cocktail Party with Co-Founders Collectable Highclere Castle Gin pin Classic Cocktail Booklet Virtual Cocktail Masterclass
$5,000	Raffle Drawing for VIP trip for 2 to Highclere Castle (200 total entries) Signed copy of Lady Carnarvon's new book, Seasons at Highclere Virtual Cocktail Party with Co-Founders Collectable Highclere Castle Gin pin Classic Cocktail Booklet Virtual Cocktail Masterclass
$10,000	Raffle Drawing for VIP trip for 2 to Highclere Castle (500 total entries) Signed copy of Lady Carnarvon's new book, Seasons at Highclere Signed bottle of Highclere

Highclere Castle Gin merges craft quality with built-in global awareness, an internationally award-winning flavor, a compelling authentic story, history, prestige, and lifestyle in a glass.


HIGHCLERE
CASTLE

Vodka is dead; gin is in, with super-premium gin appreciating record breaking annual growth of 31.7%. Consumers are bored of vodka and gin brands born in corporate boardrooms. Highclere Castle Gin is exactly what the modern-day consumer is seeking, because Highclere is an experiential brand purchase. The Highclere Castle Gin experience solves the gin problem in a way that competing brands can't.

Upon considering this investment, we invite you to taste Highclere Castle Gin. We are... Read more

Product

What makes Highclere the perfect gin?

A traditional London Dry Gin

No added sugar, flavorings, or artificial ingredients

A modern citrus forward flavor profile

Featuring sophisticated floral, spice, and juniper notes

Blossoms on the rocks, elevates cocktails

Castle Gin by Lord & Lady Carnarvon inside a Special Edition Gift Box (supplies limited)
Virtual Cocktail Party with Co-Founders
Collectable Highclere Castle Gin pin
Classic Cocktail Booklet
Virtual Cocktail Masterclass

Reserve **Receive**

$25,000
Raffle Drawing for VIP trip for 2 to Highclere Castle (1,500 total entries)
Signed copy of Lady Carnarvon's new book, Seasons at Highclere
Signed bottle of Highclere Castle Gin by Lord & Lady Carnarvon inside a Special Edition Gift Box (supplies limited)
Virtual Cocktail Party with Co-Founders
Collectable Highclere Castle Gin pin
Classic Cocktail Booklet
Virtual Cocktail Masterclass

Reserve **Receive**

$50,000
Raffle Drawing for VIP trip for 2 to Highclere Castle (3500 total entries)
Signed copy of Lady Carnarvon's new book, Seasons at Highclere
Signed bottle of Highclere Castle Gin by Lord & Lady Carnarvon inside a Special Edition Gift Box (supplies limited)
Virtual Cocktail Party with Co-Founders
Collectable Highclere Castle Gin pin
Classic Cocktail Booklet
Virtual Cocktail Masterclass

Reserve **Receive**

$100,000
Invitation for (2) Exclusive Cocktail Party at Highclere Castle


HIGHCLERE
CASTLE
GIN

The Highclere Castle Gin proprietary recipe & design includes:

- 10 hand-selected botanicals
- Distilled from English-grown wheat in England's oldest gin distillery
- Citrus from Highclere's Victorian era orangery
- Lavender grown in the Estate's walled Monk's Garden, planted in the 9th century by the Bishop of Winchester
- Highclere is the first gin in the world to use oats*
- The packaging has won numerous design awards and is manufactured in England

MSRP Target Price: $40 | £40 |... Read more

Signed copy of Lady Carnarvon's new book, Seasons at Highclere
Signed bottle of Highclere Castle Gin by Lord & Lady Carnarvon inside a Special Edition Gift Box (supplies limited)
Virtual Cocktail Party with Co-Founders
Collectable Highclere Castle Gin pin
Classic Cocktail Booklet
Virtual Cocktail Masterclass

Reserve Receive

$250,000 Trip for 2 to London & Highclere Castle - 4 nights/5 days
Invitation for 2: Exclusive Cocktail Party at Highclere Castle
Signed copy of Lady Carnarvon's new book, Seasons at Highclere
Signed bottle of Highclere Castle Gin by Lord & Lady Carnarvon inside a Special Edition Gift Box (supplies limited)
Virtual Cocktail Party with Co-Founders
Collectable Highclere Castle Gin pin
Classic Cocktail Booklet
Virtual Cocktail Masterclass

Traction


Highclere Castle Gin
sales growth
YoY 2020-2021 case sales trending up


2/1/2020
5/1/2020
8/1/2020
11/1/2020
2/1/2021
5/1/2021
8/1/2021

Available in 25 US and 6 European markets
E-Commerce: 40 US markets & 27 EU markets


Existing Market
2022

- Successfully raised $5.7M in Series A
- Over 150,000 bottles sold in less than 2 years with a market retail value of over $6M
- Featured in many of the finest hotels and restaurants around the world
- Distribution in 25 US Markets, UK, Denmark, France, Switzerland, Poland & Malta
- Launched E-Commerce platform, home delivery to 40 US States, 27 EU Countries, & UK
- E-Commerce sales show 25% of customers purchase more than 1 bottle per order, indicating strong loyalty and reorder rates
- E-commerce represents 10% of total sales with growth projected to quadruple in 2022
- Active new distribution

... Read more

Customers

What the world is saying...

Khalid Williams
Mixologist & Bartender of the Year—Connecticut

"I can say, as a professional bartender, that this product has become indispensable. The ability to let a gin stand alone is not often found...the ability for a gin that can stand alone and make world class unmistakable cocktails has not been found in any other product that I've used."



Thandi Walton
Cocktail Curator/Bar Manager Thompson Buckhead—Atlanta

"The flavor is amazing, Highclere Castle Gin is palate pleasing. It makes a delicious martini. The bottle is not only pretty, it's also bartender friendly, fitting into the well for those Highclere Castle Gin cocktails that are always on my cocktail menu."



Robert Grimaldi
Managing Director, CAMPANIA

"... Read more



Business model

Operating within a 3-tier system

3-tier system

1. The product is distilled and bottled in England.
2. The company exports product from the United Kingdom to warehouses in North America and Europe, where it is then sold directly to distributors and wholesalers who operate in their respective markets.
3. A distributor offers logistics, warehousing, a sales team, and product delivery. Distributors sell directly to liquor stores/retailers (off-premise), as well as to restaurants, hotels, bars, country clubs (on-premise) etc.

Consumers are exposed to the brand in various ways upon entering the above locations. Highclere Castle Spirits works to market the product successfully in partnership with the distributors to retail/restaurant locations.

Highclere Castle Spirits... Read more

Market


Spirit industry global market & gross margins
Global Spirits Market
$107 B
Global Gin Market
$9.8 B
Spirits Industry Gross Margins
+61%
greater than the industry average
48.7%
Industry Average
74.4%
Highclere Castle Spirits
Comparatively, the
Strategics are


Spirits industry growth was just +1.3% in 2019
acquiring premium spirits at multiples of 10-20x revenue**
US sales volume of super-premium Gin grew +31% in 2019
The US Gin market is expected to grow annually by +7.45% until 2025
** Internal estimates and/or calculations

The Spirit's industry can be characterized by rapid innovation in a globalized setting. The largest growth segment of gin is *Super Premium*, driving growth for the entire gin market.

The global gin market is estimated at $9.86B in 2021, and is on pace to reach $11.2B by 2024. In comparison, spirits as a category are projected to grow 1% in the same time period. Super premium gin, alongside tequila and whiskey, is one of the few spirits categories adding growth to the spirits industry.

The anticipated direction of the market grants tremendous growth opportunity for new brands. The spirits industry is moving towards a "premiumization" trend, which is reflected in recent M&A...
Read more

Competition

Highclere Castle Gin

Occupies a Rare Space in the Spirits Industry


LUXURY


MASS
MARKET
CRAFT

New brands in the market are typically launched from one of the leading global spirit houses or a small craft spirit distillery. The large companies have global distribution, large marketing budgets and often release short term, trend-oriented products or focus on their legacy brands. Craft distilleries who have small production capabilities to emphasize quality product and story often lack significant distribution and marketing resources beyond their local market.

Highclere Castle Gin is unique in that it is a craft brand using botanicals from an estate and distilled in England's oldest gin distillery. However, the company has secured significant distribution in a short... Read more

Vision

"M&A is the new R&D"

Global strategics acquire new brands instead of innovating them

Strategics are acquiring premium spirits at high multiples (10–20x)

Acquirer	Target
Diageo	• Casamigos • Aviation • Don Julio
Constellation Brands	• High West • Casa Noble
Bacardi	• Angels Envy • Patron

Pernod Ricard	• Avion

Investors

$5.7M raised

in Series A

Raj Bhakta

American Spirits Entrepreneur, Founder of Whistle Pig Whiskey, Founder of Bhakta Armagnac

"The finest gin on the market. The Highclere Castle brand represents the epitome of prestige, class and quality. It's the only gin I've ever been able to appreciate straight like a whiskey. This combined with the professional management team led to my decision to participate as an investor and advisor. I've been impressed with the journey."



Dave Carson

Former CEO of People's United Bank

"New companies are always challenged at start-up, but the COVID pandemic was tough. To see the agility of Highclere Castle Spirits management was a lesson in what good management can do to overcome unique challenges. Gives me... Read more



Founders





Lord Carnarvon
Co-founder

"We have a long history of great entertaining and memorable parties at Highclere, and our gin epitomizes everything that is great about Highclere.... You touch a bit of Highclere every time you take a sip of this glorious gin. A modern burst of botanical genius with storied history of Highclere Castle and estate. Do come and join us for the next exciting part of our journey, into making Highclere Castle gin among the leading spirits brands on earth."

- Family seat at Highclere Castle since 1679
- Partner & Brand Ambassador in Highclere Castle Spirits
- Entrepreneur & commercial farmer
- Global tastemaker
- Manages the estate farm and tourism business

Meet Lord Carnarvon:

Highclere Castle Gin, Episode 3: Garden to Glass with Lord Carnarvon



Lady



Carnarvon

Co-founder

Lady Carnarvon is an international taste maker and social influencer. Her... Read more

About Highclere Castle Gin

Legal Name
Highclere Castle Spirits Investments

Employees
19

Founded
Dec 2017

Website
HighclereCastleGin.com

Form
Connecticut LLC

Headquarters
6 Main Street, 121, Centerbrook, CT, United States

Highclere Castle Gin Team

Everyone helping build Highclere Castle Gin, not limited to employees

Adam von Gootkin
Co-Founder & Chief Executive Officer

Lord Carnarvon
Co-Founder & Brand Ambassador

Lady Carnarvon
Co-Founder & Brand Ambassador

Peter Kowalczyk
Chief Operating Officer

Renee Lemieux
Chief of Staff

Melissa Trofatter
Sales Administrator

Stefan Kosciukiewicz
US Sales Manager

Richard Lamping
UK Sales Manager

Regina von Gootkin
Attorney

Hannah Gutteridge
UK Brand Ambassador

Andrea Miller
Territory Manager Georgia

Art Lokar
Territory Manager Michigan

Linda Lofstrom
Territory Manager - Illinois

Chris Van Howten
Design Consultant

Catherine Poulin
US Public Relations

Ted Yang
Digital Advertising & Strategy

Christine Yang
Social Media Team

Khalid Williams
Head US Mixologist

Anna Kurak
Brand Ambassador - Florida

FAQ

Does Highclere Castle Gin have trademark protections in place?

Is Highclere Castle Gin Gluten Free?

Where can you purchase a bottle of Highclere Castle Gin?

Where is Highclere Castle Spirits registered as a company?

How do I earn a return?

Show all FAQ

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.